Proskauer Rose LLP 1001 Pennsylvania Avenue, NW, Suite 600 South, Washington, DC 20004-2533

John J. Mahon
Member of the Firm
March 24, 2025	d 202.416.6828
jmahon@proskauer.com
www.proskauer.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

    Re:     Yukon New Parent, Inc.
        Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Yukon New Parent, Inc. (the "New Mount Logan"), we are transmitting for filing with the Securities and Exchange Commission (the “SEC”) an initial registration statement on Form S-4 (the "Registration Statement") in connection with the proposed registration of New Mount Logan's common stock under the Securities Act of 1933, as amended.
The Registration Statement relates to the registration of (a) 13,000,000 shares of New Mount Logan's common stock, par value $0.001 per share, (b) 3,496,116 shares of New Mount Logan's common stock issuable upon exercise of warrants, and (c) a proposed maximum aggregate offering price of $113,762,002 and $30,594,243, respectively, of shares of New Mount Logan's common stock, par value $0.001 per share, in connection with an agreement and plan of merger by and among New Mount Logan, 180 Degree Capital Corp., a corporation organized under the laws of the State of New York (“180 Degree Capital”), Mount Logan Capital Inc., a corporation organized under the Laws of the Province of Ontario, Canada (“Mount Logan”), Polar Merger Sub, Inc., a corporation organized under the Laws of the State of New York and a wholly-owned subsidiary of New Mount Logan, and Moose Merger Sub, LLC, a limited liability company formed under the Laws of the State of Delaware and a wholly-owned subsidiary of New Mount Logan, to combine 180 Degree Capital and Mount Logan under a new publicly traded company, New Mount Logan (collectively, the “Business Combination”).
Certain information and exhibits required by Form S-4 that are not included in the Registration Statement at this time will be included by subsequent amendment.
We note that 180 Degree Capital is concurrently filing with the SEC a preliminary proxy statement on Schedule 14A in connection with a special meeting of shareholders of 180 Degree Capital to approve certain matters pertaining to the Business Combination.
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If you have any questions or comments, please contact the undersigned at (202) 416-6828.
Sincerely,

/s/ John J. Mahon
John J. Mahon

cc:     Daniel B. Wolfe / 180 Degree Capital Corp.
    Kevin M. Rendino / 180 Degree Capital Corp.
    Nikita Klassen / Mount Logan Capital Inc.
    Joshua A. Apfelroth / Proskauer Rose LLP
    Michael E. Ellis / Proskauer Rose LLP
    Kenneth E. Young / Dechert LLP
    Stephen R. Pratt / Dechert LLP